Exhibit 99.3

Sky Solar Holdings, Ltd. Announces the Call of an Extraordinary Shareholders Meeting, and Change of Management and Appointment of an Independent Director

HONG KONG, June 06, 2017 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ:SKYS) (“Sky Solar” or “the Company”), a global developer, owner and operator of solar parks, today announced that its Chairman of the Board of Directors of the Company, Mr. Weili Su called for an extraordinary shareholders meeting.  In addition, in a board meeting held later on the same day, the Company named Mr. Hao Wu as the new Chairman of the Board of Directors of the Company, replacing Mr. Su, effective immediately.  Mr. Su will also no longer serve as the Company’s Chief Executive Officer, or as director, officer, manager, legal representative or in any other management position of the Company’s subsidiaries or any other consolidated entities.  Mr. Su remains as a director of the Company.  The Company has set up an executive committee, members of which include Mr. Hao Wu, Mr. Xinhua Yu and Mr Xiaoguang Duan, and is actively searching for candidates for vacated management positions.  The Company is looking for the right candidates that can deliver on growth objectives in the Company’s target markets, primarily including Japan and Americas region. The Company expects to hold a conference call with investors in the near future.

In addition to the management changes, Mr. Andrew Y. Yan has resigned as an independent director of the Company effective June 2, 2017. Mr. Yan resigned for personal reasons. Mr. Glen Wei was appointed as an independent director of the Company and the Company is actively searching for other suitable independent director candidates to join the Board. Mr. Glen Wei meets the independence requirements under the applicable rules of the SEC and the NASDAQ Stock Market. Mr. Glen Wei has also been appointed to serve on the audit committee, the nominating and corporate governance committee and the compensation committee of the Board of Directors.

Mr. Hao Wu has been our director since July 2012. Dr. Wu is a Chartered Financial Analyst registered with the CFA Institute since December 1998 and a member of the New York Society of Securities Analysts since April 2002. He has served as president of The Chinese Finance Association (TCFA). Since August 2005, Dr. Wu has been managing partner and chief executive officer of Sino Century. Prior to that, Dr. Wu advised AIG Global Investments as senior financial analyst from January 1997 to August 2000. He had broad responsibilities including advising AIG companies in Asia and Europe on investment and risk management strategies. He was also managing director and Head of Global Financial Products of Radian Group from October 2000 to August 2005. Dr. Wu was awarded a Bachelor of Science (Physics) by Fudan University in July 1988. He was also awarded a Doctorate in Electrical Engineering and a Master of Business Administration in Finance by the University of Southern California in December 1996 and May 1996, respectively. Dr. Wu completed a course on leading professional service firms at Harvard Business School in March 2005.

Mr. Glen Wei is a partner at Dentons, a global law firm. Mr. Wei’s practice covers tax consultancy, planning, diligence and dispute resolutions, as well as cross-border investments, mergers and acquisitions, trades and related legal services. Mr. Wei has extensive experience in audit work for listed companies, and his clients include companies in telecommunications, technology, real estate, construction, agriculture and other industries. Mr. Wei is a member of China bar and California and New York bar. He is also a CPA in the United States (California) and China and Certified Tax Agent in China.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2016, the Company had developed 307 solar parks with an aggregate capacity of 292.3 MW and owned and operated 159.6 MW of solar parks.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholding.com

SKYS Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com